Exhibit 99.2

NICOLA MINING INC.

Suite 1212 – 1030 West Georgia Street
Vancouver, British Columbia, V6E 2Y3

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF
SHAREHOLDERS
TO BE HELD ON AUGUST 5, 2026

AND

INFORMATION CIRCULAR

July 3, 2026

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this notice and information circular, you should immediately contact your advisor.

NICOLA MINING INC.

Suite 1212 – 1030 West Georgia Street
Vancouver, British Columbia, V6E 2Y3

Telephone: (604) 647-0142

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of Nicola Mining Inc. (the “Company”) will be held at the offices of Cozen O’Connor LLP, Bentall 5, 550 Burrard Street, Suite 2501, Vancouver, British Columbia, V6C 2B5, on Wednesday, August 5, 2026, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.	to receive the audited financial statements of the Company for the fiscal year ended December 31, 2025, and the accompanying report of the auditors;
2.	to set the number of directors of the Company at five (5);
3.	to elect Peter Espig, Frank Högel, Paul Johnston, Malcolm Swallow and Brent Omland as directors of the Company;
4.	to appoint Davidson & Company LLP, Chartered Professional Accountants, as the auditors of the Company for the fiscal year ending December 31, 2026 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending December 31, 2026;
5.	to consider and, if thought fit, to re-approve and confirm the Company’s 2022 Equity Incentive Plan, including re-approval of a 10% rolling plan for stock options and a fixed plan of 14,587,604 common shares for performance-based awards of restricted share units, performance share units and deferred share units, all as described in the accompanying management information circular (the “Information Circular”); and
6.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of Meeting (the “Notice of Meeting”).

The Company’s board of directors has fixed June 30, 2026 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

As always, the Company encourages shareholders to vote prior to the Meeting. Shareholders are encouraged to vote on the matters before the Meeting by proxy.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please vote by proxy by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, or a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing, that holds your securities on your behalf (each, an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 3rd day of July, 2026.

By Order of the Board of Directors of

NICOLA MINING INC.

“Peter Espig”

Peter Espig
President, Chief Executive Officer and Director

NICOLA MINING INC.

Suite 1212 – 1030 West Georgia Street
Vancouver, British Columbia, V6E 2Y3

Telephone: (604) 647-0142

INFORMATION CIRCULAR
July 3, 2026

INTRODUCTION

This information circular (the “Information Circular”) accompanies the notice of annual general and special meeting of shareholders (the “Notice”) of Nicola Mining Inc. (the “Company”) and is furnished to shareholders (each, a “Shareholder”) holding common shares (each, a “Share”) in the capital of the Company in connection with the solicitation by the management of the Company of proxies to be voted at the annual general and special meeting (the “Meeting”) of the Shareholders to be held at 10:00 a.m. (Vancouver time) on Wednesday, August 5, 2026 at the offices of Cozen O’Connor LLP, Bentall 5, 550 Burrard Street, Suite 2501, Vancouver, British Columbia, V6C 2B5, or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular is July 3, 2026. Unless otherwise stated, all amounts herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation to any of the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers who are NOBOs (as defined below), and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. Shareholders are entitled to one vote for each Share held on the record date of June 30, 2026 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders in the enclosed form of proxy (the “Designated Persons”) are directors and/or officers of the Company.

A Shareholder has the right to appoint a person or COMPANY (who need not be a Shareholder) other than the Designated Persons named in the enclosed form of proxy to attend and act for or on behalf of that Shareholder at the Meeting.

A SHAREHOLDER MAY exercise THIS right by inserting the name of such other person in the blank space provided ON the form of proxy. such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instructionS to the nominee on how the shareholder’s shares should be voted. the nominee should bring personal identification to the meeting.

The Shareholder may vote by mail, by telephone or via the Internet by following instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. The Chairman of the Meeting, in his sole discretion, may accept completed forms of proxy on the day of the Meeting or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at anytime before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact, authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy. The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the Shares represented by the proxy in favour of each matter identified in the proxy.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares of a Shareholder on any matter, the Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those Shareholders who do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided by a broker, then in almost all cases those Shares will not be registered in the Beneficial Shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the Beneficial Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to the names of all Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by his, her or its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Shares to be voted at the Meeting. If Beneficial Shareholders receive the voting instruction forms from Broadridge, they are requested to complete and return the voting instruction forms to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote Shares directly at the

Meeting – the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the applicable Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his, her or its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his, her or its broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his, her or its Shares.

Beneficial Shareholders consist of non-objecting beneficial owners (each, a “NOBO”) and objecting beneficial owners (each, an “OBO”). A NOBO is a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner does not object, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators. An OBO means a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner objects, for that account, to the intermediary disclosing ownership information about the beneficial owner under NI 54-101.

The Company is sending proxy-related materials directly to NOBOs of the Shares. The Company will not pay for the delivery of proxy-related materials to OBOs of the Shares under NI 54-101 and Form 54-101F7 – Request for Voting Instructions Made by Intermediary. The OBOs of the Shares will not receive the materials unless their intermediary assumes the costs of delivery.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Shares without par value. As of the record date, determined by the board of directors of the Company (the “Board”) to be the close of business on June 30, 2026 (the “Record Date”), a total of 229,525,709 Shares were issued and outstanding. Each Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to the outstanding Shares, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Concept Capital Management	43,408,898	18.91%

(1)	Based on 229,525,709 Shares issued and outstanding as of June 30, 2026. Each Share carries the right to one vote at the Meeting.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2025 together with the auditor’s report thereon, will be presented to the Shareholders at the Meeting. The Company’s financial statements and management discussion and analysis are available on SEDAR+ at www.sedarplus.ca.

NUMBER OF DIRECTORS

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at five (5). An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management of the Company recommends the approval of setting the number of directors of the Company at five (5).

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company’s Articles or until such director’s earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy, all of whom are presently members of the Board.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province, Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)
Peter Espig(4) British Columbia, Canada President, Chief Executive Officer and Director	Mr. Espig has been the President and CEO of the Company since November 7, 2013. The former Goldman Sachs banker and Olympus Capital Partners executive founded TriAsia Capital, a private equity and consulting firm focused on raising capital for mid-sized companies and pre-initial public offering investment in 2006. Mr. Espig is a founding director of Phosplatin Therapeutics, a private biopharmaceutical company, and has been a board member of that company since November 2010. He has been involved in several public and private companies, as well as charitable organizations. He is currently a director of First Lithium Minerals Corp., a mineral exploration and development company listed on the TSX Venture Exchange (the “Exchange”). Mr. Espig is a pioneer of SPACs, having completed two transactions with a combined value of greater than US$1.0 BN. He received his MBA from Columbia Business School, where he was a Chazen International Scholar.	May 2, 2011 to present	6,106,222(5)
Frank Högel(2)(3)(4) Baden-Württemberg Germany Director	Mr. Högel is an asset manager actively involved in the financial evaluation of companies and convertible debenture structuring. He has also served as President and Chief Executive Officer of Peter Beck Performance Funds and Peter Beck and Partner Asset Management Company Limited since 2002. He is also currently involved in other Exchange listed companies.	November 21, 2014 to present	117,144(6)
Paul Johnston(4) British Columbia, Canada Director	Dr. Johnston is a geologist with more than 25 years of experience in the mining industry and has accumulated extensive international experience in early to advanced stage exploration for gold, copper, and zinc. He is currently Chief Geologist for Kobrea Exploration Corp. Dr. Johnston began his career in the late 1980s as a mine geologist before joining Teck Resources, where he worked in a variety of international positions. He holds a PhD from Queen’s University and is a member of the Association of Professional Engineers and Geoscientists of British Columbia.	May 13, 2016 to present	50,000(7)

Name, Province, Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)
Malcolm Swallow(2)(3) British Columbia, Canada Director	Mr. Swallow qualified as a Mining Engineer in 1971 from the Royal School of Mines and has been a Fellow of the Institute of Mining and Metallurgy, a Chartered Engineer, a European Engineer and a Professional Engineer in BC from 1994 until his retirement from professional practice in 2020. He has consulted on both open pit and underground mining and specialized over the latter half of his career in mine development and project management on a number of significant projects. Mr. Swallow was a director of NorZinc Ltd., a junior mining company listed on the Toronto Stock Exchange (the “TSX”), the Frankfurt Stock Exchange and the Over-The-Counter Bulletin Board, from 2016 to 2020 and a director of Silvercorp Metals Inc., a mining company listed on the TSX and American Stock Exchange, from 2013 to 2017.	October 5, 2021 to present	Nil(7)
Brent Omland(2)(3) Connecticut, United States Director	Mr. Omland is the CEO and a Director of Ocean Partners and joined the company in 2013 progressing from CFO, to co-CEO to sole CEO. In 2023, Mr. Omland was appointed to the role of co-CEO of Ocean Partners. Before joining Ocean Partners, Mr. Omland was the Chief Financial Officer for Ivernia Inc. and Enirgi Metals Group, companies focused on lead mining and secondary lead smelting in Australia. Mr. Omland also worked in finance roles for Teck Cominco. Mr. Omland is a graduate of the University of British Columbia (Commerce) and a Canadian Chartered Accountant with 20 years of experience in the mining, metals, and trading business. He also serves on the boards of Galantas Gold Corporation, Scottie Resources Inc. and Cygnus Metals Limited, both junior mining companies listed on the Exchange. He is also a director of DynaResource Inc., a mining company listed on the OTC market in the United States and Canadian Copper Inc., a mining company listed on the Canadian Securities Exchange (“CSE”).	January 30, 2023	Nil(8)

(1)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at June 30, 2026, based upon information furnished to the Company by the individual directors.
(2)	Member of the Audit Committee of the Company.
(3)	Member of the Compensation Committee of the Company.
(4)	Member of the Corporate Governance Committee of the Company.
(5)	Does not include: (a) 2,350,000 Shares issuable upon exercise of 2,350,000 options, each of which is exercisable into one Share, of which 1,000,000 are exercisable at a price of $0.16 per Share until September 28, 2027, 700,000 are exercisable at a price of $0.265 until April 18, 2029 and 650,000 are exercisable at a price of $1.00 per Share until December 3, 2030, all of which may be exercised or converted within the next 60 days.
(6)	Does not include 1,500,000 Shares issuable upon exercise of 1,500,000 options held directly, each of which is exercisable into one Share, of which 500,000 are exercisable at a price of $0.16 per Share until September 28, 2027, 700,000 are exercisable at a price of $0.265 until April 18, 2029 and and 300,000 are exercisable at a price of $1.00 per Share until December 3, 2030, all exercisable within 60 days.

(7)	Does not include 500,000 Shares issuable upon exercise of 500,000 options, each of which is exercisable into one Share, of which 75,000 are exercisable at a price of $0.22 per Share until October 5, 2026, 125,000 are exercisable at a price of $0.16 per Share until September 28, 2027, 150,000 are exercisable at a price of $0.265 until April 18, 2029 and 150,000 are exercisable at a price of $1.00 per Share until December 3, 2030, all of which may be exercised or converted within the next 60 days.
(8)	Does not include 300,000 Shares issuable upon exercise of 300,000 options each of which are exercisable into one Share, of which 150,000 are exercisable at a price of $0.265 until April 18, 2029 and 150,000 are exercisable at a price of $1.00 per Share until December 3, 2030, all of which may be exercised or converted within the next 60 days.

Management of the Company recommends the election of each of the nominees listed above as a director of the Company for the ensuing year.

Orders

No proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, to the best of management’s knowledge, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company that:

(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, CEO or CFO; or
(b)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

Bankruptcies

No proposed director of the Company is, or within ten (10) years before the date of this Information Circular, has been, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

To the best of management’s knowledge, no proposed director of the Company has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

To the best of management’s knowledge, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Statement of Executive Compensation:

“compensation securities” includes stock options (each, an “Option”), convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Company or any of its subsidiaries (if any);

“NEO” or “named executive officer” means:

(a)	each individual who served as CEO of the Company, or who performed functions similar to a CEO, during any part of the most recently completed financial year,
(b)	each individual who served as CFO of the Company, or who performed functions similar to a CFO, during any part of the most recently completed financial year,
(c)	the most highly compensated executive officer of the Company or any of its subsidiaries (if any) other than individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for that financial year, and
(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries (if any), nor acting in a similar capacity, at the end of that financial year;

“plan” includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

“underlying securities” means any securities issuable on conversion, exchange or exercise of compensation securities.

Director and Named Executive Officer Compensation, excluding Compensation Securities

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company thereof to each NEO and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company:

Name and Position	Fiscal Year Ended December 31	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites(1) ($)	Value of all other Compensation ($)	Total Compensation ($)
Peter Espig(2) President, CEO and Director	2025 2024	210,000(3) 210,000(3)	150,000 50,000	Nil Nil	Nil Nil	Nil Nil	360,000 260,000
Sam Wong(4) CFO	2025 2024	129,000 83,250(5)	26,462 Nil	Nil Nil	Nil Nil	Nil Nil	155,462 83,250
William Cawker(6) Secretary	2025 2024	86,250 84,000	7,500 Nil	Nil Nil	Nil Nil	Nil Nil	94,750 84,000
Warwick Bay(7) Former CFO and Secretary	2025 2024	N/A 37,792	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A 37,792
Frank Högel(8) Director	2025 2024	Nil Nil	Nil Nil	15,000 25,000	Nil Nil	Nil Nil	15,000 25,000
Paul Johnston(9) Director	2025 2024	Nil Nil	Nil Nil	10,000 15,000	Nil Nil	Nil Nil	10,000 15,000
Malcolm Swallow(10) Director	2025 2024	Nil Nil	Nil Nil	10,000 15,000	Nil Nil	Nil Nil	10,000 15,000
Brent Omland(11) Director	2025 2024	Nil Nil	Nil Nil	10,000 15,000	Nil Nil	Nil Nil	10,000 15,000
(1)	“Perquisites” include perquisites provided to a NEO or director that are not generally available to all employees and that, in aggregate, are: (a) $15,000, if the NEO or director’s total salary for the financial year is $150,000 or less, (b) 10% of the NEO or director’s salary for the financial year if the NEO or director’s total salary for the financial year is greater than $150,000 but less than $500,000, or (c) $50,000 if the NEO or director’s total salary for the financial year is $500,000 or greater.
(2)	Mr. Espig was appointed a director of the Company on May 2, 2011 and the CEO and President of the Company on November 7, 2013.
(3)	Mr. Espig received $15,000 per month for the provision of services as President and CEO of the Company. Mr. Espig did not receive additional compensation for serving as a director of the Company.
(4)	Mr. Wong was appointed the CFO of the Company on March 19, 2024.
(5)	These fees were paid to RW Global Consulting Corp., a company wholly owned by Sam Wong.
(6)	Mr. Cawker was appointed the Secretary of the Company on March 19, 2024.
(7)	Mr. Bay was the CFO of the Company from January 20, 2015 to March 19, 2024 and the Secretary of the Company from January 31, 2015 to March 19, 2024.
(8)	Mr. Högel was appointed a director of the Company on November 21, 2014.
(9)	Dr. Johnston was appointed a director of the Company on May 13, 2016.
(10)	Mr. Swallow was appointed a director of the Company on October 5, 2021.
(11)	Mr. Omland was appointed a director of the Company on January 30, 2023.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each director and NEO by the Company or any subsidiary thereof in the year ended December 31, 2024 for services provided, or to be provided, directly or indirectly, to the Company or any subsidiary thereof:

Compensation Securities
Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price $	Closing Price of Security or Underlying Security on Date of Grant $	Closing Price of Security or Underlying Security at Year End $	Expiry Date
Peter Espig President, CEO and Director	Options	650,000/650,000/6.37%(1)	December 3, 2025	1.00	0.97	0.97	December 3, 2030
	Restricted Share Units	325,582/325,582/32.08%(2)	December 3, 2025	N/A	0.97	0.97	(3)
Sam Wong CFO	Options	400,000/400,000/3.92%(1)	December 3, 2025	1.00	0.97	0.97	December 3, 2030
	Restricted Share Units	139,535/139,535/13.75%(2)	December 3, 2025	N/A	0.97	0.97	(3)
William Cawker Secretary	Options	250,000/250,000/2.45%(1)	December 3, 2025	1.00	0.97	0.97	December 3, 2030
	Restricted Share Units	69,767/69,767/6.87%(2)	December 3, 2025	N/A	0.97	0.97	(3)
Warwick Bay Former CFO and Secretary	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Frank Högel Director	Options	300,000/300,000/2.94%(1)	December 3, 2025	1.00	0.97	0.97	December 3, 2030
	Restricted Share Units	139,535/139,535/13.75%(2)	December 3, 2025	N/A	0.97	0.97	(3)
Paul Johnston Director	Options	150,000/150,000/1.47%(1)	December 3, 2025	1.00	0.97	0.97	December 3, 2030
	Restricted Share Units	69,767/69,767/6.87%(2)	December 3, 2025	N/A	0.97	0.97	(3)
Malcolm Swallow Director	Options	150,000/150,000/1.47%(1)	December 3, 2025	1.00	0.97	0.97	December 3, 2030
	Restricted Share Units	69,767/69,767/6.87%(2)	December 3, 2025	N/A	0.97	0.97	(3)
Brent Omland Director	Options	150,000/150,000/1.47%(1)	December 3, 2025	1.00	0.97	0.97	December 3, 2030
	Restricted Share Units	69,767/69,767/6.87%(2)	December 3, 2025	N/A	0.97	0.97	(3)
(1)	Based on 10,197,500 Options outstanding as at December 31, 2025.
(2)	Based on 1,015,000 restricted share units outstanding as at December 31, 2025.
(3)	Each restricted share unit vests fully on January 1, 2027.

As at December 31, 2025:

(a)	Peter Espig, the President, CEO and a director of the Company, owned an aggregate of 2,675,582 compensation securities, comprised of: (i) 2,350,000 Options, each of which is exercisable into one Share, of which 1,000,000 are exercisable at a price of $0.16 per Share until September 28, 2027, 700,000 are exercisable at a price of $0.265 until April 18, 2029 and 650,000 are exercisable at a price of $1.00 per Share until December 3, 2030; and (ii) 325,582 restricted share units, which are vested into one Share on January 1, 2027;
(b)	Sam Wong, the CFO and Secretary of the Company, owned an aggregate of 539,535 compensation securities, comprised of: (i) 400,000 Options, each of which is exercisable into one Share exercisable at a price of $1.00 until December 3, 2030; and (ii) 139,535 restricted share units, which are vested into one Share on January 1, 2027;
(c)	Warwick Bay, the former CFO and Secretary of the Company, did not own any compensation securities;
(d)	Frank Högel, a director of the Company, owned an aggregate of 1,639,535 compensation securities, comprised of: (i) 1,500,000 Options, each of which is exercisable into one Share, of which 500,000 are exercisable at a price of $0.15 per share until September 28, 2027, 700,000 are exercisable at a price of $0.265 until April 18, 2029 and 300,000 are exercisable at a price of $1.00 per Share until December 3, 2030; and (ii) 139,535 restricted share units, which are vested into one Share on January 1, 2027;
(e)	Paul Johnston, a director of the Company, owned an aggregate of 569,767 compensation securities, comprised of: (i) 500,000 Options, each of which is exercisable into one Share, of which 75,000 are exercisable at a price of $0.22 per Share until October 5, 2026, 125,000 are exercisable at a price of $0.16 per Share until September 28, 2027, 150,000 are exercisable at a price of $0.265 until April 18, 2029 and 150,000 are exercisable at a price of $1.00 per Share until December 3, 2030; and (ii) 69,767 restricted share units, which are vested into one Share on January 1, 2027;
(f)	Malcolm Swallow, a director of the Company, owned an aggregate of 569,767 compensation securities, comprised of: (i) 500,000 Options, each of which is exercisable into one Share, of which 75,000 are exercisable at a price of $0.22 per Share until October 5, 2026, 125,000 are exercisable at a price of $0.16 per Share until September 28, 2027, 150,000 are exercisable at a price of $0.265 until April 18, 2029 and 150,000 are exercisable at a price of $1.00 per Share until December 3, 2030; and (ii) 69,767 restricted share units, which are vested into one Share on January 1, 2027; and
(g)	Brent Omland, a director of the Company, owned an aggregate of 369,767 compensation securities, comprised of: (i) 300,000 Options, each of which is exercisable into one Share, of which 150,000 are exercisable at a price of $0.265 until April 18, 2029 and 150,000 are exercisable at a price of $1.00 per Share until December 3, 2030; and (ii) 69,767 restricted share units, which are vested into one Share on December 31, 2025.

All of the Options set out above vested immediately on the date of grant.

Exercise of Compensation Securities by Directors and NEOs

The following table sets out all compensation securities exercised by directors and NEOs in the year ended December 31, 2025:

Name and position	Type of Compensation Security	Number of Underlying Securities Exercised	Exercise Price Per Security ($)	Date of Exercise	Closing Price per Security on Date of Exercise ($)	Difference Between Exercise Price and Closing Price on the Date of Exercise ($)	Total Value on Exercise Date ($)
Peter Espig President, CEO and Director	Options	375,000	0.22	October 23, 2025	1.02	0.80	300,000
		500,000	0.30	December 3, 2025	0.97	0.67	335,000
	Restricted Share Units	325,582	N/A	N/A	N/A	N/A	N/A
Sam Wong CFO	Options	400,000	0.265	October 23, 2025	1.02	0.755	302,000
	Restricted Share Units	139,535	N/A	N/A	N/A	N/A	N/A
William Cawker Secretary	Restricted Share Units	69,767	N/A	N/A	N/A	N/A	N/A
Frank Högel Director	Restricted Share Units	139,535	N/A	N/A	N/A	N/A	N/A
Paul Johnston Director	Restricted Share Units	69,767	N/A	N/A	N/A	N/A	N/A
Malcolm Swallow Director	Restricted Share Units	69,767	N/A	N/A	N/A	N/A	N/A
Brent Omland Director	Restricted Share Units	69,767	N/A	N/A	N/A	N/A	N/A

Stock Option Plans and Other Incentive Plans

The Company’s current equity incentive plan (the “2022 Plan”), which was originally approved by the Board on May 12, 2022, provides flexibility to the Company to grant equity-based incentive awards in the form of Options, restricted share units (each, a “RSU”), performance share units (each, a “PSU”) and deferred share units (each, a “DSU” and, collectively with the RSUs and PSUs, the “Performance-Based Awards”) to eligible persons.

The purpose of the 2022 Plan is to promote the long-term success of the Company and the creation of shareholder value by: (i) encouraging the attraction and retention of eligible persons; (ii) encouraging such eligible persons to focus on critical long-term objectives; and (iii) promoting greater alignment of the interests of such eligible persons with the interests of the Company.

The 2022 Plan is a rolling plan for Options and a fixed plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company’s other Security-Based Compensation Arrangements), shall not exceed 10% of the Company’s issued and outstanding Shares from time to time; and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company’s other Security-Based Compensation Arrangements) shall not exceed 14,587,604. Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases. Performance-Based Awards which have been settled in cash, cancelled, terminated, surrendered, forfeited or expired without being settled shall be available for subsequent grants, but Performance-Based Awards which are settled in securities will reduce the number of Shares reserved for issuance under the fixed portion of the 2022 Plan.

Employment, Consulting and Management Agreements

Other than as set forth below, the Company is not party to any formal, written employment, consulting or management agreements with any NEO or director.

The Company pays Peter Espig $15,000 per month for the provision of services as President and CEO of the Company, pursuant to an unwritten arrangement. This amount was increased to $17,500 starting January 1, 2023.

The Company paid Sam Wong $9,000 per month for the provisions of services as CFO of the Company, pursuant to a consulting agreement with RW Global Consulting Corp., a company wholly owned by Sam Wong, which services began on March 20, 2024.

Oversight and Description of Director and NEO Compensation

On February 14, 2023, the Board appointed a compensation committee (the “Compensation Committee”) consisting of Brent Omland (Chair), Malcolm Swallow and Frank Högel.

All tasks related to developing and monitoring the Company’s approach to the compensation of the Company’s NEOs and directors are performed by the members of the Compensation Committee. The compensation of the NEOs, directors and the Company’s employees or consultants, if any, is reviewed, recommended and approved by the Compensation Committee without reference to any specific formula or criteria.

The overall objective of the Company’s compensation strategy is to offer short, medium and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest calibre and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard. The Company currently has a short-term compensation component in place, which includes the payment of management fees to certain NEOs, and a long-term compensation component in place, which includes the grant of Options and Performance-Based Awards under the 2022 Plan. The Company intends to further develop these compensation components.

The management fee for each NEO, as applicable, is determined by the Compensation Committee based on the level of responsibility and experience of the individual, the relative importance of the position to the Company, the professional qualifications of the individual and the performance of the individual over time.

The second component of the executive officers’ compensation is Options and Performance-based Awards. The objectives of the Company’s compensation policies and procedures are to align the interests of the Company’s employees with the interests of the Shareholders of the Company. Therefore, a significant portion of total compensation granted by the Company is based upon overall corporate performance. The Compensation Committee considers, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is expected to be discretionary, depending on, among other factors, the financial performance of the Company and the performance of the executive. The Compensation Committee considers that the payment of such discretionary annual cash bonuses may satisfy the medium-term compensation component.

The Company relies on the Compensation Committee discussion, without formal objectives, criteria and analysis, when determining executive compensation. The Company is in the process of developing formal performance goals that must be satisfied in connection with the payment of executive compensation.

The NEOs’ performances and salaries or fees are to be reviewed periodically. Increases in management fees are to be evaluated on an individual basis and are performance and market-based. Compensation will be tied to performance criteria or goals including milestones, agreements or transactions, and the Company will use a “peer group” to determine compensation.

Pension Plan Benefits

The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the 2022 Plan, being the Company’s only equity compensation plan, as of December 31, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	Options: 10,197,500	Options: $0.48	Options: 10,863,938
	Performance-based Awards: 1,000,000	Performance-based Awards: N/A	Performance-based Awards: 13,587,604
Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	Options: 10,197,500	Options: $0.48	Options: 10,863,938
	Performance-based Awards: 1,000,000	Performance-based Awards: N/A	Performance-based Awards: 13,587,604

(1)	The Company does not have any warrants outstanding under any equity compensation plans.

The 2022 Plan is subject to the re-approval of the Shareholders and the Exchange. At the Meeting, Shareholders will be asked to re-approve the 2022 Plan. See “Particulars of Matters to be Acted Upon – Re-Approval of Equity Incentive Plan”, below for a summary of the 2022 Plan. If the Exchange finds the disclosure to Shareholders to be inadequate, then Shareholder approval may not be accepted by the Exchange.

APPOINTMENT OF AUDITOR

It is proposed that Davidson & Company LLP, Chartered Professional Accountants (“Davidson”) of 1200 – 609 Granville Street, Vancouver, BC V7Y 1G6, replace Crowe MacKay LLP, Chartered Professional Accountants (“Crowe MacKay”) as auditor of the Company for the ensuring year.

Crowe MacKay, the previous auditor of the Company, resigned as auditor effective November 4, 2025. Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the directors are entitled to fill any causal vacancy in the office of auditor. Effective November 4, 2025, the directors appointed Davidson to the position of auditor for the Company until the Meeting. Shareholders will be asked to approve the appointment of Davidson, as the auditor of the Company, to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the Board. Included with this Information Circular as Schedule “A” is a Reporting Package which consists of (a) the Notice of Change of Auditor and (b) letters addressed to certain securities regulators from Davidson and Crowe MacKay.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to appoint Davidson & Company LLP, Chartered Professional Accountants, as auditors of the Company for the fiscal year ending December 31, 2026, and to authorize the Board to fix the remuneration to be to be paid to the auditors for the fiscal year ending December 31, 2026. An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management of the Company recommends that Shareholders vote for the appointment of Davidson & Company LLP, Chartered Professional Accountants, as the Company’s auditors for the Company’s fiscal year ending December 31, 2026 and to authorize the Board to fix the remuneration to be paid to the auditors for the fiscal year ending December 31, 2026.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 Audit Committees (“NI 52-110”), a reporting issuer is required to provide disclosure annually with respect to its audit committee, including the text of its audit committee charter, information regarding the composition of the audit committee, and information regarding fees paid to its external auditor. The Company provides the following disclosure with respect to its audit committee (the “Audit Committee”).

Audit Committee Charter

The full text of the Audit Committee charter (the “Charter”) which the Board adopted on January 30, 2026, is attached as Schedule A to the Company’s Annual Information Form for the year ended December 31, 2025 as filed under the Company’s SEDAR+ profile on www.sedarplus.ca.

Composition of the Audit Committee

The Company’s Audit Committee is currently comprised of three directors, consisting of Frank Högel, Malcolm Swallow and Brent Omland. All of the audit committee members are “independent” as defined in NI 52-110.

All of the Audit Committee members are “financially literate”, as defined in NI 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as an understanding of internal controls and procedures necessary for financial reporting.

The Audit Committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the Audit Committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries, and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The Audit Committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

All of the members of the Audit Committee are able to understand and interpret information related to financial statement analysis. Each of the members of the Audit Committee has a general understanding of the accounting principles used by the Company to prepare its financial statements and will seek clarification from the Company’s auditors, where required. Each of the members of the Audit Committee also has direct experience in understanding accounting principles for private and reporting companies. The relevant experience of the current members of the Audit Committee is as follows:

Frank Högel

Mr. Högel is an asset manager actively involved in the financial evaluation of companies and convertible debenture structuring. He has also served as President and CEO of Peter Beck Performance Funds and Peter Beck and Partner Asset Management Company Limited since 2002. His background includes more than 14 years of direct experience in the mining industry and expertise as an international financier / investor. Mr. Högel holds a degree in Economics and International Business and Management from the University of Nürtingen in Germany.

Malcolm Swallow

Mr. Swallow qualified as a Mining Engineer in 1971 from the Royal School of Mines and has been a Fellow of the Institute of Mining and Metallurgy, a Chartered Engineer, a European Engineer and a Professional Engineer in BC from 1994 until his retirement from professional practice in 2020. He has consulted on both open pit and underground mining and specialised over the latter half of his career in mine development and project management on a number of significant projects. Mr. Swallow was a director of NorZinc Ltd., a junior mining company listed on the TSX, the Frankfurt Stock Exchange and the Over-The-Counter Bulletin Board, from 2016 to 2020 and a director of Silvercorp Metals Inc., mining company listed on the TSX and American Stock Exchange, from 2013 to 2017.

Brent Omland

Mr. Omland has been the CEO and as a Director of Ocean Partners since 2013. In 2023, Mr. Omland was appointed to the role of co-CEO of Ocean Partners. Before joining Ocean Partners, Mr. Omland was the Chief Financial Officer for Ivernia Inc. and Enirgi Metals Group, companies focused on lead mining and secondary lead smelting in Australia. Mr. Omland also worked in finance roles for Teck Cominco. Mr. Omland is a graduate of the University of British Columbia (Commerce) and a Canadian Chartered Accountant with 20 years of experience in the mining, metals, and trading business. He also serves on the boards of Galantas Gold Corporation and Cygnus Metals Limited, both junior mining companies listed on the Exchange. He is also a director of DynaResource Inc., a mining company listed on the OTC market in the United States and Canadian Copper Inc., a mining company listed on the CSE.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in Sections 2.4, 6.1.1(4), 6.1.1(5), 6.1.1(6) or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-Audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Sections 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), 6.1.1(5) (Events Outside Control of Member) and 6.1.1(6) (Death, Incapacity or Resignation) provide exemptions from the requirement that a majority of the members of the Company’s Audit Committee must not be executive officers, employees or control persons of the Company or of an affiliate of the Company. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority or regulator for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board and the Audit Committee, on a case-by-case basis as applicable.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s auditors, Crowe MacKay LLP, Chartered, Professional Accountants and Davidson & Company LLP, Chartered Professional Accountants, for the fiscal years ended December 31, 2025 and December 31, 2024, respectively, by category, are as follows:

Financial Year Ended December 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2025	$171,257	$Nil	$Nil	$Nil
2024	$140,000(1)	$732	$14,600	$Nil

(1)	$70,000 was charged by Crowe and MacKay LLP and $70,000 was charged by Davidson & Company LLP for the re-audit of the financial statements for the year ended December 31, 2024 related to the Company’s NASDAQ listing application.

Exemption

The Company is relying on the exemption provided by Section 6.1 of NI 52-110, which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer, proposed nominee for election to the Board, or associate of such persons is, or at any time since the beginning of the Company’s most recently completed financial year has been, indebted to the Company or any of its subsidiaries.

No indebtedness of current or former director, executive officer, proposed nominee for election to the Board, or associate of such person is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares or who exercises control or direction of Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Shares outstanding (each, an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Shares, where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares.

MANAGEMENT CONTRACTS

There were no management functions of the Company, which were, to any substantial degree, performed by persons other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE

General

National Instrument 58-101 – Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through meetings of the Board.

Mr. Espig, the Company’s President and CEO, is not considered to be independent as he is an officer of the Company. Messrs. Högel, Johnston, Swallow and Omland are considered to be independent in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the respective director’s ability to act with the best interests of the Company, other than the interests and relationships arising from being Shareholders.

Directorships

The following table sets out information regarding other directorships presently held by directors of the Company with other reporting issuers (or the equivalent) in Canada or any foreign jurisdiction:

Name of Director	Names of Other Reporting Issuers	Securities Exchange
Peter Espig	First Lithium Minerals Corp.	Exchange
	ESGold Corp.	CSE, OTCQB
	LaFleur Minerals Inc	CSE, OTCQB
	Foremost Clean Energy Ltd	CSE, NASDAQ
Frank Högel	Avrupa Minerals Ltd.	Exchange
	Canamex Gold Corp.	CSE
	Monarca Minerals Inc.	Exchange
	Lake Victoria Gold Ltd.	Exchange
	Golden Goliath Resources Ltd.	Exchange
Brent Omland	Cygnus Metals Limited	Exchange
	Galantas Gold Corporation	Exchange
	DynaResource, Inc.	OTC Market
	Canadian Copper Inc.	CSE
	Scottie Resources Corp.	Exchange

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education.

Ethical Business Conduct

The Board has not adopted a written ethical business code of conduct for directors, officers and employees. However, the Board believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

On January 30, 2026, the Board adopted a board of director nomination process (the “Nomination Process”) regarding nomination of directors.

Pursuant to the Nomination Process, the Board has determined that director nominees will be recommended for the Board’s selection by a majority of the Company’s independent directors in a vote in which only the independent directors participate, and to have the full Board participate in the consideration of board of director nominees.

In general, when the Board determines that expansion of the board or replacement of a director is necessary or appropriate, the Company’s independent directors will be responsible for identifying one or more candidates to fill such directorship, investigating each candidate, evaluating his/her suitability for service on the Board and recommending for selection suitable candidates for nomination to the Board.

The Company’s independent directors are authorized to use any methods they deem appropriate for identifying candidates for Board membership, including recommendations from current members of the Board, senior management or other third parties (including recommendations from stockholders). The Company’s independent directors may engage outside search firms to identify suitable candidates.

The Company’s independent directors are also authorized to engage in whatever investigation and evaluation processes they deem appropriate, including a thorough review of the candidate's background, characteristics and qualifications, and personal interviews with all or some of the Company’s independent directors, the Company’s management or one or more other members of the Board. While diversity may contribute to an evaluation, it is not considered by the Board as a separate or independent factor in identifying board of director nominees.

In formulating its recommendation, the Company’s independent directors will consider not only the findings and conclusions of the investigation and evaluation process, but also the current composition of the Board; the diversity of the board, including the gender diversity; the attributes and qualifications of serving members of the Board; additional attributes, capabilities or qualifications that should be represented on the Board; and whether the candidate could provide those additional attributes, capabilities or qualifications. The Company’s independent directors will not recommend any candidate unless that candidate has indicated a willingness to serve as a director and has agreed to comply, if elected, with the expectations and requirements of serving as a member of the Board.

Shareholders desiring to suggest a candidate for consideration must do so in accordance with the Company’s articles and applicable securities laws, and should send a letter to Sam Wong, the Company’s Chief Financial Officer, at the Company’s principal office, Suite 1212 – 1030 West Georgia Street, Vancouver, BC V6E 2Y3. Candidates recommended by the Company’s stockholders will be considered in the same manner as other candidates.

In considering whether to recommend directors who are eligible to stand for re-election, the Company’s independent directors may consider a variety of factors, including, without limitation, a director's contributions to the Board and ability to continue to contribute productively; attendance at Board and committee meetings and compliance with the Company policies, including the Company’s corporate governance policies; whether the director continues to possess the attributes, capabilities and qualifications considered necessary or desirable for continued service on the Board; the independence of the director; and the nature and extent of the director's non-Company activities.

Compensation

On February 14, 2023, the Board established the Compensation Committee. The role of the Compensation Committee is to:

(a)	review and recommend to the Board the appropriate compensation level for the Company’s executive officers;

(b)	oversee the Company’s compensation and benefit plans, policies and practices, including its executive compensation plans and incentive-compensation and equity-based plans;

(c)	monitor and evaluate, at the Committee’s sole discretion, matters relating to the compensation and benefits structure of the Company; and

(d)	take such other actions within the scope of this Charter as the Board may assign to the Committee from time to time or as the Committee deems necessary or appropriate.

Other Board Committees

On February 14, 2023, the Board established a corporate governance committee (the “Corporate Governance Committee”). The Corporate Governance Committee consists of Peter Espig, Malcolm Swallow and Paul Johnson (Chair). The role of the Corporate Governance Committee is to:

(a)	advise and make recommendations to the Board in its oversight role with respect to: (i) the development of the Company’s corporate governance policies, principles, practices and processes; (ii) the effectiveness of the Board and its committees; (iii) the contributions of individual directors; (iv) the identification of individuals qualified to become board members; and (v) the selection of director nominees for election by the shareholders; and

(b)	take such other actions within the scope of this Charter as the Board may assign to the Committee from time to time or as the Committee deems necessary or appropriate.

The Board has no committees other than the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

Assessments

The Board regularly monitors the adequacy and effectiveness of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board and its committees.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee for election as a director of the Company, or any associate or affiliate of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

Directors, executive officers, proposed nominees for election as director of the Company may be interested in the re-approval of the 2022 Plan, pursuant to which they may be granted stock options. See “Particulars of Matters to be Acted Upon – Re-Approval of 2022 Equity Incentive Plan” below, for more information.

PARTICULARS OF MATTERS TO BE ACTED UPON

Re-Approval of 2022 Equity Incentive Plan

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution re-approving and confirming the 2022 Plan in the form set out as Schedule “A“ attached to the information circular dated May 12, 2022 and filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

The following information is intended as a brief description of the 2022 Plan and is qualified in its entirety by the full text of the 2022 Plan.

Purpose

The purpose of the 2022 Plan is to promote the long-term success of the Company and the creation of shareholder value by: (i) encouraging the attraction and retention of eligible persons; (ii) encouraging such eligible persons to focus on critical long-term objectives; and (iii) promoting greater alignment of the interests of such eligible persons with the interests of the Company.

The 2022 Plan provides flexibility to the Company to grant equity-based incentive awards in the form of Options and Performance-Based Awards to eligible persons.

Shares Subject to the 2022 Plan

The 2022 Plan is a rolling plan for Options and a fixed plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company’s other Security-Based Compensation Arrangements), shall not exceed 10% of the Company’s issued and outstanding Shares from time to time, such number being 229,525,709 as at June 30, 2026 and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company’s other Security-Based Compensation Arrangements) shall not exceed 14,587,604. Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases. Performance-Based Awards which have been settled in cash, cancelled, terminated, surrendered, forfeited or expired without being settled shall be available for subsequent grants, but Performance-Based Awards which are settled in securities will reduce the number of Shares reserved for issuance under the fixed portion of the 2022 Plan.

Participation Limits

The 2022 Plan provides that:

(a)	unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to insiders under the 2022 Plan, within any 12 month period, together with Shares reserved for issuance to insiders under all of the Company’s other Security-Based Compensation Arrangements (as defined in the 2022 Plan), shall not exceed 10% of the issued and outstanding Shares (calculated as at the date of any grant and in accordance with the policies of the Exchange (the “Exchange Policies”));

(b)	unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to insiders under the 2022 Plan, at any point in time,

together with Shares reserved for issuance to insiders under all of the Company’s other Security-Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Shares;

(c)	unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to any participant (as defined in the 2022 Plan) under the 2022 Plan, within any 12 month period, together with Shares reserved for issuance to such participant (and to Companies wholly-owned by that participant) under all of the Company’s other Security-Based Compensation Arrangements, shall not exceed 5% of the issued and outstanding Shares (calculated as at the date of any grant);

(d)	the maximum aggregate number of Shares issuable to any one consultant (as defined in the 2022 Plan) under the 2022 Plan, within any 12 month period, together with Shares issuable to such consultant under all of the Company’s other Security-Based Compensation Arrangements, shall not exceed 2% of the issued and outstanding Shares (calculated as at the date of any grant); and

(e)	the maximum aggregate number of Shares issuable pursuant to grants of Options to all investor relation service providers performing investor relations activities under the 2022 Plan, within any 12 month period, shall not in aggregate exceed 2% of the issued and outstanding Shares (calculated as at the date of any grant). For the avoidance of doubt, persons performing investor relations activities are only eligible to receive Options under the 2022 Plan; they are not eligible to receive any Performance-Based Award or other type of securities based compensation under the 2022 Plan.

Administration of the 2022 Plan

The 2022 Plan shall be administered by the Board and the Board has full authority to administer the 2022 Plan, including the authority to interpret and construe any provision of the 2022 Plan and to adopt, amend and rescind such rules and regulations for administering the 2022 Plan as the Board may deem necessary in order to comply with the requirements of the 2022 Plan.

Eligible Persons under the 2022 Plan

When used in connection with the grant of Options, all officers, directors, employees, management company employees and consultants of the Company are eligible to participate in the 2022 Plan. When used in connection with the grant of Performance-Based Awards, all officers, directors, employees, management company employees and consultants of the Company that do not perform investor relations activities are eligible to participate in the 2022 Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the 2022 Plan will be determined in the sole and absolute discretion of the Board. Each person who receives a grant under the 2022 Plan is referred to as a “Participant”.

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the 2022 Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Board, in its sole discretion, subject to such limitations provided in the 2022 Plan, and will generally be evidenced by an award agreement.

Options

An Option entitles a holder thereof to purchase a prescribed number of Shares at an exercise price determined by the Board at the time of the grant of the Option, provided that the exercise price of an Option granted under the 2022 Plan shall not be less than the Discounted Market Price (as defined in the Exchange Policies), provided that if an Option is proposed to be granted by the Company after the Company has just been recalled for trading following a suspension or halt, the Company must wait at least ten trading days since the day on which trading in the Company’s securities resumes before setting the exercise price for and granting the Option. Each Option shall, unless sooner terminated, expire on a date to be determined by the Board which will not exceed ten (10) years from the date of grant of the Option. The Board may, in its absolute discretion, upon granting Options under the 2022 Plan, specify different time periods following the dates of granting the Options during which the Participant may exercise their Options to purchase Shares and may designate different exercise prices and numbers of Shares in respect of which each Participant may exercise Options during each respective time period. Subject to the discretion of the Board, the Options granted to a Participant under the 2022 Plan shall vest as determined by the Board on the date of grant of such Options. If the Board does not specify a vesting schedule at the date of grant, then Options granted to persons, other than those conducting investor relations activities, shall vest fully on the date of grant, and in any event in accordance with the policies of the Exchange. Options issued to persons conducting investor relations activities must vest (and shall not otherwise be exercisable) in stages over a minimum of 12 months such that:

(a)	no more than 1/4 of the Options vest no sooner than three months after the date of grant (the “Grant Date”);

(b)	no more than another 1/4 of the Options vest no sooner than six months after the Grant Date;

(c)	no more than another 1/4 of the Options vest no sooner than nine months after the Grant Date; and

(d)	the remainder of the Options vest no sooner than 12 months after the Grant Date.

If the award agreement for the grant of Options so provides, in the event of a change of control (as defined in the 2022 Plan), all Options granted to a Participant that ceases to be an Eligible Person shall become fully vested and shall become exercisable by the Participant in accordance with the terms of such award agreement and the 2022 Plan. No acceleration of the vesting of any Options shall be permitted without prior Exchange review and acceptance for Options issued to persons conducting investor relations activities.

Other than as may be set forth in the award agreement for the grant of Options, upon the death of a Participant, any Options granted to such Participant which, prior to the Participant’s death, have not vested, will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect; and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any Options granted to such Participant which, prior to the Participant’s death, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant’s estate in accordance with 2022 Plan and may be exercised by the Participant’s estate within one year of the death of the Participant.

Where a Participant’s relationship with the Company is terminated by the Company or a subsidiary for cause, all Options granted to the Participant under the 2022 Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date.

Where a Participant’s relationship with the Company terminates by reason of termination by the Company or a subsidiary without cause, by voluntary termination, voluntary resignation or due to retirement by the Participant, such that the Participant no longer qualifies as an eligible person, all Options granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date; provided, however, that any Options granted to such Participant which, prior to the Participant’s termination without cause, voluntary termination, voluntary resignation or Retirement, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant in accordance with the 2022 Plan and shall be exercisable by such Participant for a period of 90 days following the date the Participant ceased to be an eligible person, or such longer period as may be provided for in the award agreement or as may be determined by the Board provided such period does not exceed 12 months after the termination date.

Where a Participant becomes afflicted by a disability, all Options granted to the Participant under the 2022 Plan will continue to vest in accordance with the terms of such Options; provided, however, that no Options may be redeemed during a leave of absence. Where a Participant’s relationship is terminated due to disability such that the Participant ceases to be an eligible person, all Options granted to the Participant under this Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date; provided, however, that any Options granted to such Participant which, prior to the termination of the Participant’s relationship with the Company due to disability, had vested pursuant to terms of the applicable award agreement, will accrue to the Participant in accordance with the 2022 Plan and shall be exercisable by such Participant for a period of 90 days following the date the termination date, or such longer period as may be provided for in the award agreement or as may be determined by the Board.

Restricted Share Units

A RSU is a right awarded to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive for no additional cash consideration, securities of the Company upon specified vesting criteria being satisfied, and subject to the terms and conditions of the 2022 Plan and the applicable award agreement, and which may be paid in cash and/or Shares. The number of RSUs to be credited to each participant shall be determined by the Board in its sole discretion in accordance with the 2022 Plan. All RSUs will vest and become payable by the issuance of Shares at the end of the restriction period if all applicable restrictions have lapsed, as such restrictions may be specified in the award agreement.

RSUs shall be subject to such restrictions as the Board, in its sole discretion, may establish in the applicable award agreement, which restrictions may lapse separately or in combination at such time or times and on such terms, conditions and satisfaction of objectives as the Board may, in its discretion, determine at the time a RSU is granted. The Board shall determine any vesting terms applicable to the grant of RSUs, however, no RSUs may vest before the date that is one (1) year following the date of the award.

If the award agreement so provides, in the event of a change of control (as defined in the 2022 Plan) and the Participant ceases to be an Eligible Person, all restrictions upon any RSUs held by such Participant shall lapse immediately and all such RSUs shall become fully vested in such Participant in accordance with the 2022 Plan.

Other than as may be set forth in the applicable award agreement, upon the death of a Participant, any RSUs granted to such Participant which, prior to the Participant’s death, have not vested, will be immediately and automatically forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any RSUs granted to such Participant which, prior to the Participant’s death, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant’s estate in accordance with the 2022 Plan.

Where a Participant’s relationship with the Company is terminated by the Company or a subsidiary for cause, all RSUs granted to the Participant under this Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date.

Where a Participant’s relationship with the Company terminates by reason of termination by the Company or a subsidiary without cause, by voluntary termination, voluntary resignation or due to retirement by the Participant, all RSUs granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date and the Participant shall have no right, title or interest therein whatsoever; provided, however, that any RSUs granted to such Participant which, prior to the Participant’s termination without cause, voluntary termination, voluntary resignation or retirement, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant in accordance with the 2022 Plan.

Where a Participant becomes afflicted by a disability, all RSUs granted to the Participant under the 2022 Plan will continue to vest in accordance with the terms of such RSUs; provided, however, that no RSUs may be redeemed during a leave of absence. Where a Participant’s relationship is terminated due to disability such that the Participant ceases to be an eligible person, all RSUs granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date and the Participant shall have no right, title or interest therein whatsoever; provided, however, that any RSUs granted to such Participant which, prior to the Participant’s termination due to disability, had vested pursuant to terms of the applicable award agreement will accrue to the Participant in accordance with the 2022 Plan.

As soon as practicable after each vesting date of a RSU, the Company shall, at the sole discretion of the Board, either: (a) issue to the Participant from treasury the number of Shares equal to the number of RSUs that have vested; or (b) make a cash payment in an amount equal to the Market Unit Price (as defined in the 2022 Plan) on the next trading day after the vesting date of the RSUs, net of applicable withholdings.

Performance Share Units

A PSU is a right awarded to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive, for no additional cash consideration, securities of the Company upon specified performance and vesting criteria being satisfied, subject to the terms and conditions of the 2022 Plan and the applicable award agreement, and which may be paid in cash and/or Shares. No PSUs may vest before the date that is one year following the date of the Award.

Subject to the provisions of the 2022 Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant awards of PSUs to eligible persons that do not perform investor relations activities. The number of PSUs to be awarded to any Participant shall be determined by the Board, in its sole discretion, in accordance with the 2022 Plan. Each PSU shall, contingent upon the attainment of the performance criteria within the performance cycle, represent one Share.

The Board will select, settle and determine the performance criteria (including without limitation the attainment thereof), for purposes of the vesting of the PSUs, in its sole discretion. An award agreement may provide the Board with the right to revise the performance criteria and the award amounts if unforeseen events (including, without limitation, changes in capitalization, an equity restructuring, an acquisition or a divestiture) occur which have a substantial effect on the financial results and which in the sole judgment of the Board make the application of the performance criteria unfair unless a revision is made.

All PSUs will vest and become payable to the extent that the performance criteria set forth in the award agreement are satisfied in the performance cycle, the determination of which satisfaction shall be made by the Board on the determination date. No PSU may vest before the date that is one year following the date of the award.

If the award agreement so provides, in the event of a change of control (as defined in the 2022 Plan) and the Participant ceases to be an Eligible Person, all PSUs granted to such Participant shall become fully vested in such Participant (without regard to the attainment of any performance criteria) and shall become payable to the Participant in accordance with the 2022 Plan.

Other than as may be set forth in the applicable award agreement and below, upon the death of a Participant, all PSUs granted to the Participant which, prior to the Participant’s death, have not vested, will immediately and automatically be forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever; provided, however, the Board may determine, in its sole discretion, the number of the Participant’s PSUs that will vest based on the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed.

Where a Participant’s relationship with the Company is terminated by the Company or a subsidiary for cause, all PSUs granted to the Participant under the 2022 Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date.

Where a Participant’s relationship with the Company terminates by reason of termination by the Company or a subsidiary without cause, by voluntary termination, voluntary resignation or due to retirement by the Participant, all PSUs granted to the Participant which have not vested will, unless the award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date, and the Participant shall have no right, title or interest therein whatsoever; provided, however, the Board may determine, in its sole discretion, the number of the Participant’s PSUs that will vest based on the extent to which the applicable performance have been satisfied in that portion of the performance cycle that has lapsed.

Where a Participant becomes afflicted by a disability, all PSUs granted to the Participant under the 2022 Plan will continue to vest in accordance with the terms of such PSUs; provided, however, that no PSUs may be redeemed during a leave of absence. Where a Participant’s relationship is terminated due to disability such that the Participant ceases to be an eligible person, all PSUs granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date, and the Participant shall have no right, title or interest therein whatsoever; provided, however, that the Board may determine, in its sole discretion, the number of the Participant’s PSUs that will vest based on the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed.

Payment to Participants in respect of vested PSUs shall be made after the determination date for the applicable award and in any case within ninety-five (95) days after the last day of the performance cycle to which such award relates. The Company shall, at the sole discretion of the Board, either: (a) issue to the Participant the number of Shares equal to the number of PSUs that have vested on the Determination Date; or (b) make a cash payment in an amount equal to the Market Unit Price (as defined in the 2022 Plan) on the next trading day after the determination date of the PSUs that have vested, net of applicable withholdings.

Deferred Share Units

A DSU is a right granted to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive, for no additional cash consideration, securities of the Company on a deferred basis upon specified vesting criteria being satisfied, subject to the terms and conditions of the 2022 Plan and the applicable award agreement, and which may be paid in cash and/or Shares. DSUs may not be granted to any Participant performing investor relation activities.

Subject to the provisions of the 2022 Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant awards of DSUs to directors in lieu of fees (including annual Board retainers, chair fees, meeting attendance fees or any other fees payable to a director) or to other eligible persons as compensation for employment or consulting services. The number of DSUs to be credited to each Participant shall be determined by the Board in its sole discretion in accordance with the 2022 Plan. The number of DSUs shall be specified in the applicable award agreement. Each director may elect to receive any or all of his or her fees in DSUs under this Plan.

The number of DSUs shall be calculated by dividing the amount of Fees selected by a director by the Market Unit Price (as defined in the 2022 Plan) on the grant date (or such other price as required under the Exchange Policies) which shall be the 10th business day following each financial quarter end. Any fractional DSU shall be rounded down and no payment or other adjustment will be made with respect to the fractional DSU.

No Deferred Share Units may vest before the date that is one year following the date of the award of the DSU.

Each participant shall be entitled to receive, after the effective date that the Participant ceases to be an eligible person for any reason, on a day designated by the Participant and communicated to the Company by the Participant in writing at least fifteen (15) days prior to the designated day (or such earlier date after the participant ceases to be an eligible person as the participant and the Company may agree, which date shall be no later than one year after the date upon which the participant ceases to be an eligible person) and if no such notice is given, then on the first anniversary of the effective date that the Participant ceases to be an eligible person, at the sole discretion of the Board, either: (a) that number of Shares equal to the number of vested DSUs credited to the participant’s account, such Shares to be issued from treasury of the Company; or (b) a cash payment in an amount equal to the Market Unit Price on the next trading day after the Participant ceases to be an eligible person of the vested DSUs, net of applicable withholdings.

In the event that the value of a DSU would be determined with reference to a period commencing at a fiscal quarter-end of the Company and ending prior to the public disclosure of interim financial statements for the quarter (or annual financial statements in the case of the fourth quarter), the cash payment of the value of the DSUs will be made to the Participant with reference to the five (5) trading days immediately following the public disclosure of the interim financial statements for that quarter (or annual financial statements in the case of the fourth quarter).

Upon death of a Participant holding DSUs that have vested, the Participant’s estate shall be entitled to receive, within 120 days after the Participant’s death and at the sole discretion of the Board, a cash payment or Shares that would have otherwise been payable in accordance with the 2022 Plan to the Participant upon such Participant ceasing to be an eligible person.

General Provisions of the 2022 Plan

Non-Transferability

No Option or Performance-Based Award and no right under any such Option or Performance-Based Award shall be assignable, alienable, saleable, or transferable by a participant otherwise than by will or by the laws of descent and distribution and only then if permitted by the Exchange Policies. No Option or Performance-Based Award and no right under any such Option or Performance-Based Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Company.

Black-out Periods

In the event that the date provided for expiration, redemption or settlement of an award falls within a blackout period imposed by the Company pursuant to a trading policy as the result of the bona fide existence of undisclosed material information, the expiry date, redemption date or settlement date, as applicable, of the award shall automatically be extended to the date that is ten (10) business days following the date of expiry of the blackout period which shall occur promptly following general disclosure of the undisclosed material information. Notwithstanding the foregoing, there will be no extension of any award if the Company (or the Participant) is subject to a cease trade order (or similar order under applicable law.

Deductions

Whenever cash is to be paid in respect of DSUs, RSUs or PSUs, the Company shall have the right to deduct from all cash payments made to a Participant any taxes required by law to be withheld with respect to such payments. The Company is authorized to withhold any payment due under any Award or under the 2022 Plan until the Participant has paid or made arrangements for the payment of the amount of any withholding taxes due in respect of an Award, its exercise, or any payment under such Award or under this Plan. At the sole discretion of the Board, a Participant may be permitted to satisfy the foregoing requirement by, all in accordance with the Exchange Policies by delivering an irrevocable direction to a securities broker approved by the Company to sell all or a portion of the Shares and deliver to the Company from the sales proceeds an amount sufficient to pay the required withholding taxes.

Amendments to the 2022 Plan

The Board may at any time or from time to time, in its sole and absolute discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the 2022 Plan and may amend the terms and conditions of any Options or Performance-Based Awards granted hereunder, subject to:

(i)	any required disinterested shareholder approval to (A) reduce the exercise price of an Award issued to an insider or (B) extend the term of an Option granted to an insider, in either event in accordance with the policies of the Exchange;

(ii)	any required approval of any applicable regulatory authority or the Exchange; and

(iii)	any approval of Shareholders as required by the Exchange Policies or applicable law, provided that Shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to (except that the Exchange may require approval of the Shareholders for amendments pursuant to Sections C to G below):

A.	amendments of a “housekeeping nature”;

B.	amendments for the purpose of curing any ambiguity, error or omission in the 2022 Plan or to correct or supplement any provision of the 2022 Plan that is inconsistent with any other provision of the 2022 Plan;

C.	amendments which are necessary to comply with applicable law or the requirements of the Exchange;

D.	amendments respecting administration and eligibility for participation under the 2022 Plan;

E.	amendments to the terms and conditions on which Option or Performance-Based Awards may be or have been granted pursuant to 2022 Plan including amendments to the vesting provisions and terms of any Options or Performance-Based Awards;

F.	with the exception of Options granted to persons performing investor relations activities, amendments which alter, extend or accelerate the terms of vesting applicable to any Options or Performance-Based Awards; and

G.	changes to the termination provisions of an Option, Performance-Based Award or the 2022 Plan which do not entail an extension beyond the original fixed term.

Term

The 2022 Plan shall terminate automatically 10 years after the Effective Date and may be terminated on any earlier date as provided in the 2022 Plan.

Obtaining a copy of the Plan

A copy of the 2022 Plan is attached as Schedule “A” to the Company’s information circular dated May 12, 2022 and filed on the Company’s profile on SEDAR+ at www.sedarplus.ca and is available for review at Cozen O’Connor LLP, the registered offices of the Company, at Bentall 5, 550 Burrard Street, Suite 2501, Vancouver, British Columbia, V6C 2B5 during normal business hours up to and including the date of the Meeting.

Approval of the Plan

The 2022 Plan is subject to the re-approval of the Exchange and if the Exchange finds the disclosure in this Information Circular to be inadequate, then the Shareholder approval may not be accepted by the Exchange. On June 30, 2026, the Company received conditional approval to the 2022 Plan from the Exchange.

Accordingly, at the Meeting, Shareholders will be asked to consider and if thought fit, approve an ordinary resolution re-approving and confirming the 2022 Plan (the “2022 Plan Resolution”). In order to be effective, an ordinary resolution requires approval by a majority of the votes cast by Shareholders for such resolution. The text of the proposed resolution is set forth below. Unless otherwise directed, the persons named in the enclosed proxy intend to vote IN FAVOUR of this resolution.

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	the Company’s 2022 Equity Incentive Plan, including re-approval of a 10% rolling plan for stock options and a fixed plan of 14,587,604 common shares for performance-based awards of restricted share units, performance share units and deferred share units, adopted by the board of directors of the Company effective as of May 12, 2022 (the “2022 Plan”), in the form attached as Schedule “A” to the management information circular of the Company dated May 12, 2022, be and is hereby confirmed, ratified and re-approved, and the Company has the ability to grant awards under the 2022 Plan;

2.	the board of directors (the “Board”) of the Company is hereby authorized to make such amendments to the 2022 Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the 2022 Plan, the approval of the Shareholders; and

3.	any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the terms of the foregoing resolutions.”

Management recommends that Shareholders vote for the approval of the 2022 Plan. It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the 2022 Plan Resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca. Shareholders may contact the Company at its office at Suite 1212 – 1030 West Georgia Street, Vancouver, BC V6E 2Y3, to request copies of the Company’s financial statements and related Management’s Discussion and Analysis (the “MD&A”). Financial information is provided in the Company’s comparative annual financial statements and MD&A for its most recently completed financial year and in the financial statements and MD&A for subsequent financial periods, which are available at SEDAR+ www.sedarplus.ca.

OTHER MATTERS

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board.

Dated at Lower Nicola, British Columbia as of this 3rd day of July, 2026.

ON BEHALF OF THE BOARD OF DIRECTORS OF

NICOLA MINING INC.

“ Peter Espig”
Peter Espig
President, Chief Executive Officer and Director

SCHEDULE “A”

CHANGE OF AUDITOR REPORTING PACKAGE

NICOLA MINING INC.

Change of Auditor

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

And to:	Crowe MacKay LLP (“Crowe MacKay”) And to: Davidson & Company LLP (“Davidson”)

Re:	Notice of Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 - Continuance Disclosure Obligations (“NI 51-102”)

Pursuant to Section 4.11 of NI 51-102, Nicola Mining Inc. (the “Company”) hereby gives notice of the change of its auditor from Crowe MacKay to Davidson. In accordance with N1 51-102, the Company hereby states that:

1.	Crowe Mackay has resigned as the Company’s auditor effective November 4th, 2025;

2.	the resignation of Crowe MacKay and the appointment of Davidson as the Company’s auditor have been considered and approved by the Company’s audit committee and the Company’s board of directors;

3.	Crowe MacKay has not expressed any modified opinion in any audit reports during the period in which Crowe MacKay was the Company’s auditor; and

4.	there have been no “reportable events” within the meaning assigned under subsection 4.11(1) of NI 51-102.

Dated the 4th day of November 2025.

BY ORDER OF THE BOARD OF DIRECTORS OF NICOLA MINING INC.

“Sam Wong”
Sam Wong
Chief Financial Officer

November 10, 2025

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs / Mesdames:

Re:	Nicola Mining Inc. (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated November 4, 2025 (the “Notice”), and, based on our knowledge of such information at this time, we agree with the information contained in the Notice pertaining to our firm.

Yours very truly,

/s/ DAVIDSON & COMPANY LLP
DAVIDSON & COMPANY LLP
Chartered Professional Accountants

cc: TSX Venture Exchange

Crowe MacKay LLP
1400 - 1185 West Georgia Street
Vancouver, BC V6E 4E6
Main +1 (604) 687-4511
Fax +1 (604) 687-5805

www.crowemackay.ca

November 10, 2025

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames,

Re: Nicola Mining Inc. – Notice of Change of Auditor

As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the Notice of Change of Auditor (the "Notice") dated November 4, 2025 by Nicola Mining Inc. and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

Yours very truly,

/s/ Crowe MacKay LLP
Crowe MacKay LLP
Chartered Professional Accountants